SHALLBETTER INDUSTRIES, INC.
11900 Wayzata Blvd., Suite 100
Hopkins, MN 55305

Information Statement
Pursuant To Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

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INTRODUCTION

This Information Statement is being mailed on or before July 2, 2002, to holders of record on June 6, 2002, of shares of Common Stock ("Common Stock") of Shallbetter Industries, Inc., a Minnesota corporation (hereinafter "SHALLBETTER" or the "Company") in connection with an anticipated change in all members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

The Company was incorporated in September, 1968. From inception through 1982, the Company was involved in the design, production and sale of custom electric power distribution equipment including switchgears, panelboards, busducts, high and low voltage main entrance cabinets and substations. The Company also designed and marketed electrical apparatus to the mobile home industry.

During 1982, the Company ceased all operations, liquidated all assets and settled all outstanding liabilities through a Chapter 7 action in U.S. Bankruptcy Court. Subsequent to the settlement and dismissal of the bankruptcy action, the Company has not conducted any business operations or maintained any assets.

The current business purpose of the Company is to seek out and obtain a merger, acquisition or outright sale transaction whereby the Company's shareholders will benefit. At the present time the Company is not engaged in any discussions or negotiations and continues to seek an appropriate merger or acquisition candidate.

On June 24, 2002, Mr. Craig Laughlin, who owns 1,000,000 shares, or approximately 82.79% of the Company's issued and outstanding common stock, and is also its sole officer and director, signed a Stock Purchase Agreement pursuant to which he agreed to sell a controlling interest in the Company and also agreed to resign as an officer and director of the Company. This Information Statement is being delivered to provide information regarding the anticipated change of control of the Company and the concurrent change in its Board of Directors. It is provided for information purposes only because no vote of the Company's shareholders is required in order to approve the proposed transaction.

It is the intention of the parties to complete the closing under the Stock Purchase Agreement as soon as reasonably possible. However, the obligations of the parties to consummate the proposed transaction are subject to satisfaction of certain conditions precedent to be specified in the Stock Purchase Agreement. One such condition precedent to closing is compliance with Rule 14f-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, which requires the Company to provide prior written notice to its shareholders of an anticipated change in the members of the Board of Directors not less than ten (10) days prior to date upon which the new directors are to take office.

You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

MANAGEMENT

The following person is currently the sole Director and Officer of the Company:

Name	Age	Position Held and Tenure
Craig Laughlin	51	President and Director since December 1999

Craig Laughlin, President and Director

Craig Laughlin has been the sole officer and director of the Company since December, 1999. Mr. Laughlin is the founder and President of SRC Funding, Inc., which provides consulting services on corporate structure and finance to early stage companies. Mr. Laughlin has been a consultant in the areas of corporate structure and finance since 1986. Since September, 1994, he has served as a director of Gold Standard Medical, Inc., a company that holds certain patent rights to a blood gas monitoring device, but has suspended further research and development of the technology pending reorganization of the company and obtaining additional capital. From May 1990 through July 2000, Mr. Laughlin served as a member of the board of directors of Century Controls International, Inc., a publicly held company engaged in the business of designing, manufacturing and marketing a line of proprietary control devices used in the management of large commercial and industrial steam boilers and of certain manufacturing processes. Mr. Laughlin served from March 1999 to March 2001 as an officer and director of Future Technologies, Inc., a publicly held shell corporation seeking a business acquisition. In February, 2001, Future Technologies issued 12,873,944 shares of restricted common stock to the shareholders of SE Global Equities, Inc., a Cayman Islands corporation ("SEG") and majority owned subsidiary of Capital Alliance Group, Inc., of Vancouver, Canada ("CAG"), in exchange for all of the capital shares of SEG held by its shareholders. SEG operates an Internet financial center for exploring worldwide investments through an established global alliance network of brokers and information providers.

There is no arrangement or understanding between the sole director and officer of the Company and any other person pursuant to which such director and officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current director to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

The sole director and officer has agreed to devote his time to the Company's affairs on an "as needed" basis. Except pursuant to the terms of the Stock Purchase Agreement described herein, there are no agreements or understandings for the current officer or director to resign at the request of another person, and the current officer and director is not currently acting and has not agreed to act on behalf of or at the direction of any other person.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors did not hold any formal meetings during the fiscal year which ended December 31, 2001.

Compliance With Section 16(a) of the Exchange Act.

The Company's sole officer and director is current in filing of reports required by Section 16(a) of the Securities Exchange Act of 1934.

DESIGNEES AS COMPANY DIRECTORS
AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of the person expected to be appointed to the Company's Board of Directors and also expected to be appointed as an executive officer of the Company upon closing under the Stock Purchase Agreement.

Name	Age	Position Held
Thomas K. Russell	49	President and Director

Thomas K. Russell, President and Director

Since February, 1998, Mr. Russell has served as Director and President of PCMA, Inc., a consulting firm specializing in mergers, acquisitions and financings for companies desiring to trade and access capital in the public markets. From December 1989 through February 1998, Mr. Russell served as founder, director, general counsel and chief financial officer of MTR Gaming Group, Inc., a successful operator of gaming facilities (Nasdaq: MNTG). From 1979 through 1989, Mr. Russell practiced law in Southern California, specializing in general business and corporate law, and the representation of alternative health care providers. During this period, Mr. Russell also represented American Indian tribes, for which he also served as a legislative lobbyist in Washington, D.C. From 1971 through 1989, Mr. Russell served as an officer, director or general counsel for several public and private companies doing business in the hospitality, petroleum, mining, motion picture, television broadcasting and wholesale travel industries. Mr. Russell received a Bachelor of Arts from California State University at Fullerton in Business Administration in 1975, and received his Juris Doctor from Pepperdine University School of Law in 1978. He is licensed by the California State Bar.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The Company currently has 1,207,885 shares of common stock issued and outstanding. The following table sets forth the number of shares of common stock owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding common stock of the Company and by current officers and directors as a group.

Name and Address of Beneficial Owner [1]	Shares Beneficially Owned	Percentage Beneficially Owned
Craig Laughlin 11900 Wayzata Blvd, Suite 100 Hopkins, MN 55305	1,000,000	82.79%
All directors and executive officers as a group (1person)	1,000,000	82.79%

[1]   The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants or options to purchase shares of our common stock.

SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of closing under the Stock Purchase Agreement, the number of shares of common stock of the Company expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding common stock of the Company and all expected future officers and directors as a group.

Name and address of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficially Owned
Thomas K. Russell [1] 30 Sembrado Rancho Santa Margarita, CA 92688	50,000	4.14%
Donald G. Saunders [2] 2877 Paradise Road, Apt 3603, Las Vegas, Nevada 89109	770,833	63.82%
Bonnie Saunders [2] Paradise Road, Apt 3603, Las Vegas, Nevada 89109	770,833	63.82%
Craig Laughlin 11900 Wayzata Blvd, Suite 100 Hopkins, MN 55305	62,500	5.17%
[1] All Officers & Directors as a Group (8 in Number)	50,000	4.14%

[1]   The person listed is expected to become an officer and director of the Company upon closing under the Stock Purchase Agreement.

[2]   Donald G. Saunders and Bonnie Saunders are trustees of the Don and Bonnie Saunders Family Trust and of the Saunders Childrens' Trust, which will be the record owners of the shares. As trustees, they are the beneficial owners of shares which are held of record by the trusts. A total of 437,500 shares are expected to be owned by the Don and Bonnie Saunders Family Trust, and a total of 333,333 shares are expected to be owned by the Saunders Childrens' Trust.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification of Officers and Directors

As permitted by Minnesota law, the Company's Bylaws provide that the Company shall indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been

Company directors or officers to the fullest extent permitted by Minnesota law unless, in any such action, they are adjudged not to have met the standard of conduct required by Minnesota law to make it permissible for the Company to provide indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

As permitted by Minnesota law, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct, liability for any improper dividend or improper repurchase of the Company's stock, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

June 28, 2002